

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

Stephen Berman
Chief Executive Officer
Jakks Pacific Inc.
2951 28th Street
Santa Monica, California 90405

> **Re: Jakks Pacific Inc**
> **Registration Statement on Form S-3**
> **Filed October 20, 2022**
> **File No. 333-267958**

Dear Stephen Berman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Irving Rothstein